UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into of a Material Definitive Agreement in connection with a PIPE Transaction

On July 17, 2026, Top Wealth Group Holding Limited (the “Company”), a company incorporated in the Cayman Islands, entered into a subscription agreement (the “Subscription Agreement”) with each of 9 non-U.S. investors (each an “Investor” and collectively, the “Investors”) relating to the issuance and sale of 40,000,000 Class A Ordinary Shares (the “Purchased Shares”) of par value US$0.009 per share of the Company, at US$2.0 per share for an aggregate purchase price of US$80,000,000 (the “PIPE Transaction”).

Pursuant to the Subscription Agreement, the Company may offer the Purchased Shares at any time through and including July 31, 2026, which date may be extended at the sole discretion of the Company. The closing of the PIPE Transaction took place on July 22, 2026. Pursuant to the Subscription Agreement, each of the Investors has undertaken to the Company that it shall not, during the period commencing on the date of issuance of the Purchased Shares and until six (6) months from such date, or such shorter period as may be permitted by Regulation S or other applicable securities law, offer, sell, pledge or otherwise transfer the Purchased Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

The issuance of the Purchased Shares will not be registered under the Securities Act 1933, as amended (the “Securities Act”) or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration statements of the Securities Act, pursuant to section 4(a)(2) thereof and Regulation S promulgated thereunder. Each Investor has, severally and not jointly, represented to the Company that it is not a “U.S. Person” under Regulation S, and has completed the required certification.

Immediately upon closing of the PIPE Transaction and the Company’s issuance of the Purchased Shares to the Investors, the Company will have a total of 59,579,883 Class A Ordinary Shares and 3,166,667 Class B Ordinary Shares issued and outstanding.

The Subscription Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to and is qualified in its entirety by the copy of such document filed as Exhibit 10.1 to this current report on Form 6-K and incorporate herein by reference.

Application of Home Country Practice Rules

The Company has now elected to rely on the home country rule exemption under Nasdaq Listing Rule 5615(a)(3) with respect to the following matters.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company elected to be exempt from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company;

(iii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Except for the foregoing, there is no significant difference between the Company’s corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement
99.1	Press Release, dated July 22, 2026

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